Exhibit 4.1

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following summary describes the common stock of APPlife Digital Solutions, Inc. (the “Company,” “we,” “us” or “our”), which is the only class of our securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, and the preferred stock that affects the rights of our common stockholders. It is qualified in its entirety by reference to our Articles of Incorporation, as amended (including the Certificates of Designation for our Series A, Series B, Series C and Series D Preferred Stock and the Certificate of Change filed June 3, 2026), and our Bylaws, each of which is filed or incorporated by reference as an exhibit to our Annual Report on Form 10-K, and by applicable provisions of the Nevada Revised Statutes (“NRS”).

Authorized Capital Stock

Our authorized capital stock consists of 20,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. Of the preferred stock, 15,000 shares are designated Series A Preferred Stock, 20,000 shares are designated Series B Preferred Stock, 2,500 shares are designated Series C Preferred Stock and 10,000 shares are designated Series D Preferred Stock. On June 3, 2026, we filed a Certificate of Change under NRS 78.209 that effected a 1-for-250 reverse split of our common stock, effective June 12, 2026, and proportionately reduced our authorized common stock from 5,000,000,000 shares to 20,000,000 shares. The reverse split did not change the number of authorized or outstanding shares of preferred stock.

Common Stock

Voting. Holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of our Series A, Series B and Series C Preferred Stock vote together with the common stock as described below, and the Series C Preferred Stock carries supplemental voting rights. Except as otherwise required by law or our Articles of Incorporation, matters are decided by a majority of the votes cast, and directors are elected by a plurality of the votes cast. Stockholders may act by written consent of the holders of the voting power required to take the action at a meeting.

Dividends. Subject to the preferential rights of any outstanding preferred stock, holders of common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose. We have never paid cash dividends on our common stock.

Liquidation. On our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in our assets remaining after payment of our liabilities and the liquidation preferences of any outstanding preferred stock, including the Series D Preferred Stock.

Other rights. Holders of common stock have no preemptive, subscription, conversion or redemption rights, and there are no sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Market. Our common stock is quoted on the OTC Markets under the symbol “ALDS.”

Preferred Stock

Our Board of Directors may, without further stockholder action, designate and issue one or more series of preferred stock out of authorized but undesignated shares and fix the rights, preferences, privileges, qualifications, limitations and restrictions of each series, including dividend rights, conversion rights, voting rights, redemption terms and liquidation preferences. The issuance of preferred stock could adversely affect the voting power and other rights of holders of common stock and could delay or prevent a change in control.

Series A Preferred Stock. No shares are outstanding. Holders vote with the common stock on an as-converted basis.

Series B Preferred Stock. As of June 30, 2026, 14,515 shares were outstanding. Each share is convertible into common stock having a value of $100, based on the closing price of the common stock on the trading day before conversion; the number of shares issuable on conversion therefore increases as the market price of our common stock declines. Holders vote with the common stock on an as-converted basis and participate with the common stock in a liquidation on an as-converted basis.

Series C Preferred Stock. 2,500 shares are outstanding. The Series C Preferred Stock is convertible, in the aggregate, into a number of shares of common stock equal to 0.01% per share (25% for all 2,500 shares) of our common stock on a fully diluted basis at the time of conversion, so the percentage is not diluted by later issuances of common stock. Holders vote with the common stock on an as-converted basis and are entitled to additional votes equal to 25% of the votes to which the holders of all other securities are entitled. The consent of the holders of a majority of the Series C Preferred Stock is required for any amendment of our Articles of Incorporation. The Series C Preferred Stock converts automatically on a Qualified Financing, as defined in its Certificate of Designation.

Series D Preferred Stock. As of June 30, 2026, 810 shares were outstanding, each with a stated value of $1,000 and convertible into common stock at a conversion price of $5.00 per share (the initial conversion price of $10.00 has been adjusted to $5.00 under the Certificate of Designation). The conversion price is subject to full-ratchet adjustment if we issue common stock or common stock equivalents at a price below the conversion price then in effect. Conversions are subject to a beneficial ownership limitation of 4.99%. On a liquidation, holders are entitled to a preference, before any payment to junior stock, equal to the Black-Scholes value of their warrants plus the greater of 125% of the conversion amount and the amount they would receive on conversion.

Anti-Takeover Provisions of Nevada Law and Our Governing Documents

Combinations with interested stockholders. NRS 78.411 to 78.444 generally restrict a Nevada corporation with 200 or more stockholders of record from engaging in a business combination with an interested stockholder (a person owning 10% or more of the voting power) for two years after the person becomes an interested stockholder, unless the combination or the transaction by which the person became an interested stockholder was approved by the board in advance, and impose conditions afterward.

Acquisition of controlling interest. NRS 78.378 to 78.3793 may deny voting rights to shares acquired in a “control share” acquisition of an “issuing corporation” unless the disinterested stockholders restore them. The statutes apply only to a corporation with 200 or more stockholders of record, at least 100 of whom have Nevada addresses, that does business in Nevada directly or through an affiliate. As of October 2, 2026, we had 87 holders of record of our common stock, and we therefore are not currently subject to these statutes.

Other provisions. The ability of our Board of Directors to issue preferred stock without stockholder approval, the supplemental voting rights and amendment consent right of the Series C Preferred Stock, and the concentration of voting power in our officers, directors and principal stockholders could each make a change in control more difficult.

Transfer Agent

The transfer agent and registrar for our common stock is Securities Transfer Corporation, Plano, Texas.